Ballard Power Systems Inc.

News Release

Ballard Manufactures One-Millionth Hydrogen Fuel Cell MEA Using Reduced-Cost Processes

•	Automated manufacturing is driving product unit cost down

•	Enables more competitive positioning versus incumbent technology

For Immediate Release – December 17, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that the Company has reached a milestone in commercialization of clean energy fuel cell technology, with recent production of its one-millionth MEA (membrane electrode assembly), the proprietary core component of Ballard fuel cells. Ballard fuel cells are being deployed to meet customer requirements for high efficiency, clean energy solutions in backup power, distributed generation, material handling and transit bus applications.

Paul Cass, Ballard’s Vice President of Operations said, “While we have been ramping up production volumes, we have also been reducing cost through important innovations in automation of various manufacturing steps, including ionomer spray coating, LIM sealing and MEA lamination. This is contributing to a stronger value proposition for Ballard fuel cells across the range of applications we are focused on.”

Ballard designs and manufactures proton exchange membrane (PEM) fuel cells, which combine hydrogen and oxygen to generate clean, zero-emission electricity. The MEA is a core proprietary component of each fuel cell, incorporating the Company’s intellectual property. A single cell contains one MEA, capable of generating enough electricity to power a light bulb. By ‘stacking’ multiple cells together, total power output can be scaled up to the multi-megawatt level, each megawatt capable of powering approximately 800 homes.

Improved manufacturing productivity has resulted from several factors, the most significant being introduction of automated or continuous manufacturing in place of more discrete, labour-intensive processes. As an example, MEA lamination – in which key MEA component parts are cut and assembled – is now accomplished with new equipment designed to Ballard’s exacting specifications. This automation can effectively increase lamination production ten-fold, using the same amount of labour. In addition, the lamination equipment requires less than ten-percent of the physical floor space needed for a discrete process, thereby freeing up space for future growth. Insights gained from the use of this MEA laminator are now being applied to the design of a next-generation MEA laminator that will deliver an additional four-fold increase in productivity.

Growth in production volumes, together with implementation of automated manufacturing processes, have contributed significantly to a 30% annual reduction in the cost of Ballard’s fuel cell products over the past two years. Going forward, these factors are expected to further reduce cost, enabling more aggressive competitive positioning in the market as well as higher gross margins on product sales.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including production forecasts, productivity gains, cost reductions and gross margins, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195	, investors@ballard.com